                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              INFORMATION STATEMENT
                                   PURSUANT TO
                                 SECTION 14 (f)
                      OF THE SECURITES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                              MAX DEVELOPMENT, INC.
                          (dba Image World Media, Inc.)
                          -----------------------------
                 (Name of small business issuer in its charter)


                  COLORADO                             84-1474940
                  --------                             ----------
         (State of incorporation)        (I.R.S. Employer Identification Number)

15245 Shady Grove Road, Suite 400, Rockville, Maryland                  20850
------------------------------------------------------                  -----
     (Address of principal executive offices)                         (Zip Code)

         ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE: (301) 947-8010

                                  Introduction

This information statement ("Information Statement") is being delivered to holders of the common stock, par value $.001 per share (the "Common Stock"), of Max Development, Inc, a Colorado corporation (the "Company"), pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended to date (the "Act"), and Rule 14f-1 thereunder, in connection with the election of a majority of the board of directors of the Company pursuant to an Agreement between the Company and Image World Media, Inc., a Delaware corporation ("Image").

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

On November 16, 2001 the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Image World Media, Inc., an international media company specializing in the production and distribution of various media content for worldwide distribution across multiple media platforms such as television, film and Internet. To accomplish the share exchange ("Share Exchange"), which was completed on November 16, 2001, the Company agreed to issue to the shareholders of Image, an aggregate of 293,083 shares of its Series A Convertible Preferred Stock and 8,190,850 shares of its Common Stock. As a result of the Share Exchange, Image became a wholly-owned subsidiary of the Company. The shareholders of Image now own the majority of the voting stock of the Company. The Share Exchange did not require the approval of shareholders of the Company.

Pursuant to the Share Exchange Agreement, the current board of directors and officers of Image are to be appointed as the directors and officers, respectively, of the Company. David Olson resigned as president, chief executive officer, chief financial officer, and secretary of the Company following the Share Exchange. Mr. Olson has agreed to remain a director of the Company until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's shareholders. With the exception of Mark Elenowitz, whose term as a director will begin immediately, the Image directors will not begin their terms until the Company has complied with the requirements of Rule 14f-1. However, the Image officers will begin taking over the operations of the Company immediately.

As a result of the change in ownership and the composition of the Board of Directors pursuant to the terms of the Share Exchange, there will be a change in control of the Company.

Please read this Information Statement carefully. It describes the terms of the Share Exchange Agreement and its effect on the Company and contains biographical and other information concerning the executive officers and directors after the Share Exchange. All of the Company's filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these filings may be obtained from the SEC's website at http://www.sec.gov.

                           INFORMATION RELATING TO THE
                                 COMPANY'S STOCK

Common Stock

Prior to the Share Exchange, the shares of the Company's Common Stock, par value $.001 ("Common Stock") were the only voting securities outstanding. The holder of each share of the Company's Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of September 30, 2001, there were 1,161,000 shares of the Company's Common Stock outstanding.

Preferred Stock

The Company's board of directors has designated 900,000 shares of its preferred stock, par value $.01, as Series A Convertible Preferred Stock (the "Preferred Stock"). Each share of the Preferred Stock is convertible at the option of the holder into fifty shares of the Company's Common Stock and votes on an as-converted basis in relation to the Common Stock.

Pursuant to the terms of the Share Exchange, the Company issued 293,083 shares of the Preferred Stock and 8,190,850 shares of the Common Stock to the Image shareholders. As a result, the Image shareholders control a majority of the voting stock of the Company following the Share Exchange.

                          THE SHARE EXCHANGE AGREEMENT

On November 16, 2001, the Company acquired Image, a private company, in a stock transaction (the "Share Exchange") pursuant to a Share Exchange Agreement whereby Image shareholders exchanged all of their issued and outstanding stock represented by 22,845,000 shares of their common stock, par value $.001, for 293,083 newly issued shares of Series A Convertible Preferred Stock (the "Preferred Stock") and 8,190,850 newly issued shares of common stock of the Company. Each share of the Preferred Stock is convertible into fifty (50) shares of common stock of the Company.

Immediately following the completion of the Share Exchange, the Company has 9,351,850 shares of Common Stock issued and outstanding and 293,083 shares of Preferred Stock issued and outstanding. The Share Exchange provided Image shareholders with approximately 95% of the issued, outstanding and voting shares of the Company following the Share Exchange.

The Share Exchange is anticipated to be treated as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and the Company expects to account for its acquisition of Image using the purchase method of accounting with no step up in basis. Image will be deemed to be the accounting acquiror. No goodwill will be recorded as a result of the Share Exchange. The Share Exchange was completed on November 16, 2001.

The Share Exchange did not require approval of shareholders of the Company. Holders of all of the shares of stock of Image approved the Share Exchange.

                        CHANGE IN CONTROL OF THE COMPANY

As a result of the Share Exchange, the following changes in control of the Company have occurred or will occur:

         o The former Shareholders of Image own a majority of the issued and outstanding voting stock of the Company.
         o The board of directors of Image will become the board of directors of the Company and the officers of Image will take over day-to-day operations of the Company.

Following completion of the Share Exchange on November 16, 2001, Image's former shareholders own the majority of the issued and outstanding voting stock of the Company and with the change in the director status of the Company, the former shareholders of Image will be in control of the business and the affairs of the Company.

As a result of the Share Exchange, there are 9,351,950 shares of Common Stock issued and outstanding and 293,083 shares of Preferred Stock issued and outstanding. The former Image shareholders control 95.16% of the voting stock of the Company.


                             IMAGE WORLD MEDIA, INC.

Image World Media, Inc. ("Image") is an international media company, specializing in the production and distribution of various media content for worldwide distribution across multiple media platforms such as traditional television, film, and the Internet. Image plans to build the next generation entertainment company utilizing a low cost digital broadcast platform to feed Asia and the global Asian market via the Asian-based Image network. Image's founders have experience in the Asian telecommunications, satellite broadcasting, and media industries. These founders will play key roles in developing Image's strategy of creating a global media company.

Image currently owns all existing assets of Interruption Television PTE, Ltd. ("ITPL"), a Singapore based media company, as well as various production facilities, and joint ventures and licensing agreements. ITPL has been in business since 1997 producing content and procuring global distribution for its programs. ImageWorld is currently negotiating agreements with several international entities to expand and broaden its broadcast base and broadcasting tools.

                                FORMER MANAGEMENT

         The Company's Former executive officers and key employees, their ages, and former positions with the Company are as follows:

Name                     Age               Position
----                     ---               --------

David C. Olson           40      President, Chief Executive Officer, Secretary
                                 Chief Financial Officer and Director

David C. Olson, since August 1997, has served as the President, the Chief Executive Officer, the Treasurer, a director and a controlling shareholder of Summit Financial Relations, Inc. ("Summit"), a business finance, consulting and investor relations firm with offices in the Denver Technological Center, Englewood, Colorado, founded by him. Also, since August 1997, he has served as the President, the Chief Executive Officer, the Treasurer, a director and a controlling shareholder of Associate Capital Consulting, Inc., an Englewood, Colorado, company also founded by Mr. Olson, which is engaged in the business of investing in private and publicly-held companies and, additionally, performs financial consulting services. Mr. Olson has, since September 1998, served as the President, the Treasurer and a director of Easy Web, Inc., Englewood, Colorado, a privately-held company co-founded by him in September 1998 that is engaged in the business of selling customized and turnkey Internet web sites and hosting services to businesses in the United States. He has served as a director, since May 1999, of Mile High Foliage, Inc., Englewood, Colorado, a privately held wholesale tree farm business, which he founded in May 1999. From January 1993 to May 1997, he held various positions, including Vice President, Branch Office Manager of Cohig's top producing branch office and National Sales Manager, for Cohig and Associates, Inc. ("Cohig," now part of EastBrokers International, Inc.), Englewood, Colorado, a securities broker-dealer having approximately 265 registered representatives in twenty-three states that specializes in NASDAQ SmallCap and growth stocks and initial and secondary public securities offerings. During his tenure at Cohig, Mr. Olson served on the firm's Corporate Finance Commitment Committee and was involved in public and private financing involving hundreds of millions of dollars and numerous companies. From April 1987 to January 1993, he was associated with Kober Financial Corp. ("Kober"), Denver, Colorado, a regional broker-dealer specializing in NASDAQ SmallCap and growth securities that was acquired by Cohig in January 1993. Mr. Olson held a number of positions, including Executive Vice President, National Sales and Syndication, registered broker and account executive during the period of his association with Kober. During the period from 1982 to 1987, he was a registered representative associated with a number of NASD-member broker-dealers.

                              MANAGEMENT FOLLOWING
                               THE SHARE EXCHANGE

As a result of the Share Exchange, the following individuals were appointed to serve as officers and/or directors of the Company.

Name                                Age      Position
----                                ---      --------

Danny L. McGill                     39      Chief Executive Officer, Chairman,

Mark H. Elenowitz                   31      President, Director

Allison Creely                      39      Chief Financial Officer, Director

Philip Braden                       41      Chief Operating Officer, Chief
                                                  Technical Officer, Director

Kamal Sidhu                         31      Senior Vice President Programming
                                                  and Production, Director

Dr. Chirinjeev Kathuria             36      Director

Riz Khan                            39      President & CEO of News Division,
                                                  Director

Jeffery Lim                         30      Senior Vice President Business
                                                  Development

Louis E. Taubman, Esq.              33      General Counsel and Secretary

Michael R. Boswell                  32      Executive Vice President US
                                                  Operations and Corporate
                                                  Development

Danny L. McGill is the Chief Executive Officer and Chairman of Image World Media, Inc. He is responsible for the establishing the overall strategic direction of the company. Mr. McGill brings to IMI a wealth of experience in the media and entertainment industries, and is a pioneer in the Asian media revolution. He has spent the last ten years developing and launching some of Asia's most successful programming and broadcast channels. Mr. McGill, the founder of ITV, was born in Okinawa, Japan, to a Chinese mother and an Irish-American father. He spent his early years in Asia, North America, South America and Europe. Mr. McGill attended The Parson's School of Design in New York City on a full scholarship and was recruited by Flamingo Knitwear in London as their Head Designer. After a year, he joined the newly formed Robert Maxwell Menswear and was integral to the company's exponential growth from (pound)70,000 to (pound)7,000,000 within one year. From there, in 1985, Mr. McGill returned to Asia to work for the Beijing Automation Institute and REC Enterprise as Design Engineer. It was there that he developed his Mandarin linguistic skills, pioneering spirit and worldly business acumen, negotiating and completing within a year, the set up of three turnkey suit manufacturing plants. Chauvin International, a U.S. Menswear company, then recruited him. It was there that Danny created the highly successful clothing and accessory line, B.U.M. Equipment. He spent a further six years as V.P. of Design and Marketing for several large garment companies, including the popular line, Bugle Boy. Mr. McGill's musical skills brought him to Asia from Los Angeles, when MTV discovered his Pan-Asian appeal and offered him a position with soon-to-launch

MTV Asia. He spent the next 10 years as on-camera talent as well as the single most productive producer in the company. He was instrumental in launching MTV Asia in 1991 under the Star TV banner. He then became an integral part of the core team that launched Channel [V] for News Corp's entry into Asia and finally, MTV India in 1996. In 1997, Mr. McGill launched Interruption Television Pte. Ltd., formulating an integrated, three-pronged approach to the broadcast/ promotional and Internet arenas while building a 400 million household distribution base for ITV's award-winning in-house branded programs. His vision is to create a media company with global savvy enabling it to produce content from centralized sources and distributed via multiple "New Media" and traditional mediums.

Mark H. Elenowitz is a Director and President of Image World Media, Inc. In this role he is responsible for the company's overall corporate development and corporate finance. He is charged with developing, sourcing and negotiating acquisitions and strategic partnerships for Image World Media, Inc and its subsidiaries. He also guides corporate strategy, ensuring that the firm stays on-track to meet its long-term goals and objectives. Mr. Elenowitz is a co-founder and managing director of TriPoint Capital Advisors, LLC. Mr. Elenowitz integrates a strong, successful entrepreneurial background with extensive financial services and capital markets experience. He is also the senior managing director of Investor Communications Company, LLC (ICC), and a national investor relations firm he founded in 1996. Mr. Elenowitz has worked with over thirty publicly traded companies providing financial consulting and strategic planning services. Mr. Elenowitz is the recipient of several entrepreneurial awards. He is a graduate of the University of Maryland School of Business and Management, with a Bachelor of Science in Finance.

Allison Creely is a Director and the Chief Financial Officer of the Company. In addition to directing the financial operations of the Company, she is a principal member of the investment development team. Ms. Creely has over fifteen years of finance and accounting experience. Prior to joining the Company, she was the Chief Financial Officer of GroupNow, Inc. a private diversified financial services company. Ms. Creely has held financial management roles at Samsonite Corporation, W.R. Grace & Co., Scott Paper Company, and Coca-Cola Enterprises. She also served as an auditor for Ernst & Young, LLP. Ms. Creely holds an MBA from the University of North Florida and is a Certified Public Accountant.

Philip Braden is a Director and the Chief Operating Officer and Chief Technical Officer for Image World Media, Inc. Mr. Braden is in charge of all technical operations for Image. He combines many years of experience in satellite, cable and Internet distribution of television and other forms of content including data and has built a total of three international content distribution businesses from inception to successful implementation. Mr. Braden was most recently was Senior Vice President and Chief Sales Officer of Mindport Broadband USA. Prior to this he was the President and COO of Authentium Inc, a spin off from Mindport and prior to that was President & CEO of Mindport Inc. USA & Mindport Solutions BV, a successful business focused on security and software solutions for the global cable and satellite television industry. Before

Mindport, Mr. Braden was the Executive Vice President of Orbit Communications Company, the Rome based digital Pay TV Operator for the Middle East and the world's first digital MPEG DTH service. Mr. Braden oversaw the ground up design and implementation of the business and was the deputy to the CEO until leaving in 1999 for Mindport. Prior to Orbit, Braden led the project team that designed and built Star TV, the Hong Kong based satellite broadcaster now owned by News Corporation. Mr. Braden was also a Director of Channel K TV (Pte) Ltd, Singapore, which he founded, designed and built an independent Karaoke TV satellite & cable broadcaster. Earlier in his career he was General Manager of MediaVision Ltd., where he was in charge of the Hong Kong production & postproduction center, Presentation Supervisor for Television South Plc., UK and Supervisory Engineer, TV-am Plc., UK. Mr. Braden earned a Higher National Diploma, Electrical & Electronic Engineering Huddersfield University & College GCE's at A, AO & O level & Various Courses in Management, Television Engineering, Film & Telecine.

Kamal Sidhu is a Director and the Senior Vice President of Programming and Production for Image World Media, Inc. She is responsible for coordinating programming and production operations across our multiple media channels. She brings Image a proven track record of success across the Asian television and film industry. Ms. Sidhu has produced and headlined five of Asia's most success youth-oriented television shows. In 1997, Ms. Sidhu co-founded Interruption Television with Danny McGill becoming the co-producer and host of Planet EX and MuchMusic Asia. Ms. Sidhu and her program received two nominations in the Best Presenter category for the Asian Television Awards 2000. Ms. Sidhu has 10 years of experience in entertainment and the Asian TV industry since being scouted by media tycoon, Richard Li and STAR TV, Viacom's MTV Asia and News Corp's Channel
V. Her popularity is evident by MTV naming a show after her, Kamal Sutra. Her multi-talents, both on and off camera place her in a truly multi-tasking role. Ms. Sidhu's visibility in 400 million households worldwide via Planet Ex and her knowledge of the industry makes her irreplaceably valuable as a corporate spokesperson. For this reason she will also fill several duties within the corporate communications arena for the company. Ms. Sidhu studied Human Kinetics, BSC at the University of Ottawa, Canada where she competed nationally in Track and Field.

Dr. Chirinjeev Kathuria has served as a Director of Image World Media since it's founding in 2001. Dr. Kathuria has established and built companies in highly competitive industries that have succeeded through the deployment of unique business strategies. These companies, include: (1) The X-Stream Networks, Inc., once the third largest Internet service provider ("ISP") in the UK prior to its merger with Liberty Surf. Under Dr. Kathuria's leadership, X-Stream became profitable and moved from its near last position to becoming third-largest ISP;
(2) Livedoor Group, Inc., one of Japan's largest ISPs with over one million subscribers; (3) Koshika Telecom Ltd., a digital cellular mobile telephone company which reaches over 300 million consumers in India. In building Koshika, Dr. Kathuria pioneered the concept of replacing fixed line telecommunications with cellular systems in rural areas by deploying a network pricing structure that was competitive with fixed line pricing; (4) MirCorp, Ltd., the world's first company to privately launch and fund manned space programs. MirCorp sent the first "citizen explorer", Dennis Tito, to space, thus introducing the concept of space tourism. MirCorp is a joint venture between Rocket & Science Corporation Energia (RSC), and Gold & Appel; and (5) Agatal, Inc. which builds, operates and owns broadband wireless local area networks using 802.11a and 802.11b (WiFi) technology in the healthcare and residential and commercial high-density unit markets. Dr. Kathuria has also participated extensively in the privatization of India's telecommunications industry, and was involved with Arthur D. Little & Co. in setting up its Biotechnology and Pharmaceutical consulting practice in Europe. He was also Manager, Investment Banking Division, Morgan Stanley Asia (NYSE: MWD), and helped set up their offices in India. Dr. Kathuria holds a Bachelor of Science and Doctorate of Medicine from Brown University, as well as a Masters of Business Administration from Stanford University.

Riz Khan is a Director and the President & CEO of News Division. Mr. Khan is the former host of "Q&A with Riz Khan" and "Q&A Asia with Riz Khan" on CNN International, as well as anchoring news shows and news events for the network. The Q&A shows were the network's daily interactive programs, featuring newsmaker and celebrity interviews, as well as live viewer interaction via telephone, fax, e-mail and video-mail. Since Mr. Khan's guests have included UN Secretary Gen. Kofi Annan; U.S. first lady Hillary Rodham Clinton, Queen Noor of Jordan and paranormalist Uri Geller. He has interviewed authors such as Tom Clancy, Ken Follett and Helen Fielding; actors such as Kenneth Branagh, Danny Glover and Sigourney Weaver; musicians such as Sheryl Crow, Yanni and Jonathan Bell; and athletes such as Michael Johnson and Evander Holyfield; as well as a host of presidents, prime ministers and ambassadors from around the world. Mr. Khan has interviewed more world leaders than any other international news interview show. His notable special coverage has included CNN's world exclusive, historic and award-winning coverage of the Muslim pilgrimage, The Hajj, from Mecca in 1998. It was the first time any international news network had been allowed in to provide extensive, in-depth and live transmissions from this annual event. In addition, Mr. Khan has hosted CNN coverage from New Delhi, Jerusalem, Amman, Beirut and Damascus. Before joining CNNI in May 1993, he was a presenter and reporter with the BBC, anchoring World Service Newscasts since October 1991. Earlier, Mr. Khan was a presenter and reporter for Central TV in Birmingham, England, and was a presenter and reporter for BBC Radio 4 and Radio 5. Khan also has reported for national and regional BBC television and radio. Born in the British colony of Aden in the former South Yemen, Khan has lived in Britain since 1967 and is a British citizen. In addition to English, he speaks Urdu, Hindi and has a working knowledge of Punjabi, and other South Asian languages, along with French and Swedish. Riz Kahn earned a Bachelor of Science degree with honors in physiology at the University College Cardiff, University of Wales. He also holds a postgraduate diploma in radio journalism from Highbury College, Portsmouth, Hampshire.

Jeffery Lim is Senior Vice-President of Business Development for Image World Media, Inc and Director of Interruption Television. Mr. Lim is responsible for the Company's legal, sales, and marketing activities. He helped found, and has served as Director of Business Development for Interruption Television Pte. Ltd. since it was formed in 1997. Prior to ITV, Mr. Lim served as Corporate Counsel for the Kuok Group of Companies in Singapore, where he dealt primarily with corporate legal issues. Mr. Lim studied Law at King's College in London, where he graduated with honors.

Louis E. Taubman is General Counsel and Secretary for Image World Media, Inc. In this role, he manages all legal aspects of the Company and has ultimate responsibility to ensure that the company complies with all local, state and federal laws as well as SEC and NASD regulations. Mr. Taubman is also a co-founder and partner in TriPoint Capital Advisors, LLC. Mr. Taubman was formerly Executive Vice President and General Counsel of GroupNow, Inc. In this role he managed all legal aspects of the company including strategic planning for GroupNow and structuring of company's acquisitions and fund management and structure for the company. Mr. Taubman concurrently maintains a partnership in the boutique securities law firm of Kogan, Taubman and Neville, LLC located in New York's Financial District. Prior to forming Kogan, Taubman and Neville, he maintained a private practice wherein he provided general corporate and securities counsel to various small businesses. Prior to that, Mr. Taubman served as an attorney in the legal department of Prudential Securities, Inc. Mr. Taubman provides counsel to both issuers and underwriters with regard to public and private finance, periodic reporting under the Securities Exchange Act of 1934, Williams Act reporting, M&A transactions and corporate governance issues. Mr. Taubman graduated cum laude from New York Law School and is a member of the New York Bar.

Michael R. Boswell is Executive Vice President of US Operations and Corporate Development for Image World Media, Inc. In this role he is responsible for coordinating all US-based Operations and identifying, valuing, and closing corporate and division-level mergers and acquisitions. Mr. Boswell is a co-founder and partner in TriPoint Capital Advisors, LLC. Prior to joining the company, Mr. Boswell was Vice President of Corporate Development for GroupNow, Inc. In this role he was responsible for identifying, analyzing and acquiring portfolio companies for GroupNow. Prior to joining GroupNow, Mr. Boswell was a management consultant for Logistics Management Institute (LMI) where he advised organizations in business process reengineering, organizational restructuring, productivity improvements, and acquisition planning and risk analysis. Prior to LMI, Mr. Boswell spent eight years as a senior analyst and/or design engineer for various branches of the United States Government. He earned a MBA from John Hopkins University and a BS degree in Mechanical Engineering from University of Maryland.


                          BOARD MEETINGS AND COMMITTEES

Board of Directors

The Company's Board of Directors met one time during the fiscal year ended December 31, 2000. Each of the directors has attended 100% of the meetings of the Board of Directors during the fiscal year ended December 31, 2000.

Board Committees

The Board of Directors of the Company currently does not have any committees.


                       DIRECTOR AND EXECUTIVE COMPENSATION

The following table reflects all forms of compensation for the services to the Company for the fiscal years ended December 31, 2000, 1999, and 1998


                           SUMMARY COMPENSATION TABLE
                                                              LONG TERM COMPENSATION
                                                             ------------------------
                  ANNUAL COMPENSATION                               AWARDS             Payouts
----------------------------------------------------------- ------------------------- -----------
   (a)             (b)         (c)         (d)       (e)          (f)        (g)            (h)         (i)

                                                    Other                   Securities                  All
Name                                                Annual      Restricted    Under-                    Other
And                                                 Compen-       Stock       lying         LTIP       Compen-
Principal                                           sation       Award(s)     Options/     Payouts     Sation
Position           Year      Salary($)    Bonus($)    ($)          ($)        SARs (#)       ($)          ($)
-------------------------------------------------------------------------------------------------------------
David C. Olson,    2000                                           ____         ____        ____        ____
President, CEO,    1999
CFO, Secretary,    1998
and director


                         OPTION/SAR IN LAST FISCAL YEAR
                               (Individual Grants)
--------------------------------------------------------------------------------
Name                Number of      Percent of Total    Exercise or   Expiration
                    Securities     options/SARs        base price    date
                    Underlying     granted to          ($/Sh)
                    Options/SARs   employees in
                    Granted (#)    fiscal year
--------------------------------------------------------------------------------
(a). . . ..............(b) . . ... . . (c). . . . .  . . .(d) . . . ... (e). . .
David C. Olson


No cash compensation has been awarded to, earned by or paid to any of our executive officers or directors for services rendered to the Company since its inception on April 23, 1998.

Our Directors currently receive no compensation pursuant to any standard arrangement for their services as directors.

On April 28, 1998, we issued an aggregate of 900,000 shares of common stock to each of Mr. Olson and to a former executive officer and director for services rendered in organizing the Company. Mr. Olson acquired the 900,000 shares owned by our former officer/director for cash on April 15, 1999. He holds no option to purchase any of our securities.

                         SECURITES OWNERSHIP OF CERTAIN
                     BENEFICIAL FORMER OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of the Company's Common Stock, as of November 15, 2001 by (i) each person known by the Company to be a beneficial owner of more than 5% of the issued and outstanding stock of the Company; (ii) the officers and directors of the Company; and (iii) the officers and directors as a group.

---------------------------------- -------------------------------------- ------------------
Name and Address                   Amount of Shares Beneficially Owned    Percent of Class
---------------------------------- -------------------------------------- ------------------
David C. Olson                     904,000                                77.9%
6025 South Quebec Street
Suite 150
Englewood, Colorado 80111
---------------------------------- -------------------------------------- ------------------
James F. Paulos
4025 Easly Road
Golden, Colorado                   100,000                                8.6%
---------------------------------- -------------------------------------- ------------------
Officers and Directors as a Group  904,000                                77.9%
---------------------------------- -------------------------------------- ------------------


                         SECURITES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT
                            AFTER THE SHARE EXCHANGE

The following table sets forth information concerning the beneficial ownership of the Company's Voting Stock following the Share Exchange by (i) each person the Company believes will be a beneficial owner of more than 5% of the issued and outstanding voting stock of the Company; (ii) the Image World Media Inc. designees who will serve as officers and directors of the Company; and (iii) the designee officers and directors as a group.

------------------------------------ ----------------------------- -------------------
Name and Address                     Amount of Voting Shares       Percent of Class
                                     Beneficially Owned (1)
------------------------------------ ----------------------------- -------------------
Danny L. McGill                      9,900,680 (2)                 41.24%
43A Tanjong Pagar Road
Singapore 088464
------------------------------------ ----------------------------- -------------------
Mark H. Elenowitz
10616 Beechknoll Lane
Potomac, MD 20854                    1,213,608 (3) (4) (5) (6)     5.06%
------------------------------------ ----------------------------- -------------------
Allison Creely
4836 Sugar Pine Drive
Boca Raton, FL 33487                 562,608 (7) (8)               2.34%
------------------------------------ ----------------------------- -------------------
Philip Robert Braden
12942 Polvera Court
San Diego, CA 92128                  1,000,000 (9)                 4.17%
------------------------------------ ----------------------------- -------------------
Kamal Sidhu
43A Tanjong Pagar Road
Singapore 088464                     2,402,920 (10)                10.01%
------------------------------------ ----------------------------- -------------------
Jeffery Lim
43A Tanjong Pagar Road
Singapore 088464                     1,040,520 (11)                4.33%
------------------------------------ ----------------------------- -------------------
Dr. Chirinjeev Kathuria
39 South LaSalle Street
Suite 600
Chicago, IL 60603                    1,200,000 (12) (13)           5.00%
------------------------------------ ----------------------------- -------------------
Riz Khan
3813 Tynemoore Walk
Smyrna, GA 30080                     (14)
------------------------------------ ----------------------------- -------------------
Louis Taubman
39 Broadway, Suite 2250
New York, NY 10006                   411,275 (15) (16)             1.71%
------------------------------------ ----------------------------- -------------------
Michael Boswell
415 Main Street
Gaithersburg, MD 20878               562,608 (17) (18)             2.34%
------------------------------------ ----------------------------- -------------------
Officers and Directors as a Group    18,119,719                    76.20%
------------------------------------ ----------------------------- -------------------

         (1) After the share exchange, the issued and outstanding voting stock is an aggregate of common stock and Series A preferred stock that is convertible to common stock at a fifty to one ratio and has been presented herein on an as converted basis.
         (2) After the share exchange, Mr. McGill will have options to purchase 500,000 shares of Max Development's Common Stock, of which none have vested.
         (3) After the share exchange, Mark Elenowitz, the President and a Director of Image World Media, Inc., will not directly own any shares of Max Development, Inc. However, Mr. Elenowitz is a one hundred (100%) percent shareholder of MHE, Inc., which will own 1,200,000 voting shares of MAX Development.
         (4) Mr. Elenowitz is a fifteen (15%) percent shareholder of Tripoint, Inc., which owns 90,720 voting shares (0.38%) of Max Development. Therefore, Mr. Elenowitz beneficially owns 1,213,608 voting shares (5.06%) of Max Development.
         (5) After the share exchange, Mr. Elenowitz will have options to purchase 420,000 shares of Max Development's Common Stock, of which none have vested.
         (6) Mr. Elenowitz is a thirty (30%) percent shareholder of IC Capital, LLC. After the share exchange agreement, IC Capital, LLC will have the options to purchase 60,000 shares of Max Development's Common Stock, of which 24,000 will have vested.
         (7) Ms. Creely owns 549,000 shares of the Company's common stock and is a fifteen (15%) percent shareholder of Tripoint, Inc., which owns 90,720 preferred shares (0.38%) of Max Development. Therefore, Ms. Creely beneficially owns 562,608 voting shares (2.34%) of Max Development.
         (8) After the share exchange, Ms. Creely will have options to purchase 160,000 shares of Max Development's Common Stock, of which none have vested.
         (9) After the share exchange, Mr. Braden will have options to purchase 300,000 shares of Max Development's Common Stock, of which none have vested.
         (10) After the share exchange, Ms. Sidhu will have options to purchase 500,000 shares of Max Development's Common Stock, of which none have vested.
         (11) After the share exchange, Mr. Lim will have options to purchase 10,000 shares of Max Development's Common Stock, of which none have vested.
         (12) After the share exchange, Dr. Chirinjeev Kathuria, a Director of Image World Media, Inc., will not directly own any shares of Max Development, Inc. However, Dr. Kathuria and his affiliated companies are a forty-eight (48%) percent shareholder of Global Entertainment Holdings, which owns an aggregate of 2,500,000 voting shares (10.41%) of Max Development. Therefore, Dr. Kathuria beneficially owns 1,200,000 preferred shares (5.00%) of Max Development.
         (13) After the share exchange, Dr. Kathuria, a Director of Image World Media, Inc., will have options to purchase 2,500,000 shares of Max Development's Common Stock, of which none have vested.
         (14) After the share exchange, Mr. Khan will have options to purchase 500,000 shares of Max Development's Common Stock, of which 27,778 have vested and 27,778 will vest in next 60 days.
         (15) Mr. Taubman is a thirty three and one third (33.33%) shareholder of KT Ventures, LLC, which owns 200,000 voting shares (0.83%) of Max Development, Inc., and a fifteen (15%) percent shareholder of Tripoint, Inc., which owns 90,720 voting shares (0.38%) of Max Development. Therefore, Mr. Taubman beneficially owns 411,275 voting shares (1.71%) of Max Development.
         (16) After the share exchange, Mr. Taubman will have options to purchase 100,000 shares of Max Development's Common Stock, of which none have vested.
         (17) After the share exchange, Mr. Boswell, an officer of Image World Media, Inc., will not directly own any shares of Max Development, Inc. However, Mr. Boswell and his wife jointly own Invision, LLC, which owns 549,000 voting shares (2.29%) of Max Development, and a fifteen (15%) percent shareholder of Tripoint, Inc., which will own 90,720 preferred shares (0.38%) of Max Development. Therefore, Mr. Boswell beneficially owns 562,608 voting shares (2.34%) of Max Development.
         (18) After the share exchange, Mr. Boswell will have options to purchase 160,000 shares of Max Development's Common Stock, of which none have vested.

                                LEGAL PROCEEDINGS

No current officer, director, affiliate or person known to the Company to be the record or beneficial owner of in excess of 5% of the Company's Common Stock, or any person known to the Company to be an associate of any of the foregoing is a party adverse to the Company or has a material interest adverse to the Company in any material pending legal proceeding.


                         SECTION 16 BENEFICIAL OWNERSHIP
                              REPORTING REQUIREMENT

Section 16(a) of the Exchange Act requires that the Company's officers and directors and any person who owns more than ten percent of a registered class of outstanding equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock an other equity securities of the Company. Such person are required by Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).


                            CERTAIN RELATIONSHIPS AND
                              RELATED TRANSACTIONS

On April 28, 1998, we issued and sold 900,000 shares of Common Stock to Mr. David C. Olson, formerly our sole executive officer and director and the record and prior to the Share Exchange beneficial owner of a total of 1,808,000 shares, representing approximately 77.9% of the issued and outstanding shares, of our Common Stock, in consideration for his payment in the amount of $1,250 for legal services performed by Cudd & Associates, Denver, Colorado, on our behalf (approximately $.0014 per share). Excepting 8,000 shares of Common Stock purchased by him in our offering of Common Stock pursuant to Rule 504 of Regulation D under Section 3(b) of the Act, Mr. Olson acquired the balance of 900,000 shares of Common Stock presently owned of record and beneficially by him from our former executive officer, director and controlling shareholder on April 15, 1999.

We lease office space from Summit Financial Relations, Inc., a company affiliated through common ownership, located at the business offices of Summit in Englewood, Colorado. We leased office space and purchased administrative services from the affiliate on a month-to-month basis during the period from April 1999 through May 2000. We paid the affiliate $1,000 per month for the office space and services during that period. Effective June 1, 2000, the affiliate began providing the office space and services at no charge. The rent and services were valued at $1,000 per month for the period from June 1, 2000 through December 31, 2000, based on the charges in prior periods. The rent and administrative services contributed during 2000 are included in the accompanying financial statements as rent and administrative services, related party, with a corresponding credit to additional paid-in capital. Rent expense totaled $12,000, $9,000 and $21,000 for the years ended December 31, 2000 and 1999, and for the period from April 23, 1998 (inception) through December 31, 2000, respectively.

We believe that the terms of this rental arrangement are as favorable as those that could have been obtained from an unaffiliated third party for comparable arrangements in the Denver, Colorado, suburban area.

On June 17, 1999, we paid a one-time fee in the amount of $2,000 to Associate Capital Consulting, Inc., an affiliated company, in consideration for the performance by Associate Capital Consulting, Inc., of certain financial consulting services for us.

From time-to-time since our inception, Mr. David C. Olson, formerly our sole executive officer and director, and Summit have incurred expenses on our behalf for which we have subsequently reimbursed them. Such expenditures have totaled approximately $4,155 through the date hereof and, as of December 31, 2000, the Company owed Summit $99 for expenses paid on our behalf that were reimbursed in January of 2001.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Issuer has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.



                                                     Max Development, Inc.


Dated:   November 19, 2001
                                                     /s/ Mark Elenowitz
                                                     ------------------
                                                     Name: Mark Elenowitz
                                                     Title:   President